Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Endeavour Silver Corp. (the "Company")
1130 - 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2. Date of Material Change

June 27, 2023

Item 3. News Release

News Release dated June 27, 2023 was disseminated through GlobeNewswire.

Item 4. Summary of Material Change

The Company entered into a sales agreement dated June 27, 2023 (the "Sales Agreement") with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., TD Securities (USA) LLC, H.C. Wainwright & Co., LLC, B. Riley Securities, Inc., Raymond James (USA) Ltd. and National Bank of Canada Financial, Inc. (collectively, the "Agents") pursuant to which the Company may, at its discretion and from time-to-time during the 25 month term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company ("Common Shares") as would result in aggregate gross proceeds to the Company of up to US$60 million (the "Offering"). Sales of Common Shares will be made through "at the market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the New York Stock Exchange (the "NYSE"), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada. All references to dollars ($) in this material change report are to United States dollars.

The Offering will be made by way of a prospectus supplement dated June 27, 2023 to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus"), each dated June 16, 2023.

Item 5.1 Full Description of Material Change

The Company entered into a Sales Agreement with the Agents pursuant to which the Company may, at its discretion and from time-to-time during the 25 month term of the Sales Agreement, sell, through the Agents, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$60 million. Sales of Common Shares will be made through "at the market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the TSX or other trading markets in Canada. All references to dollars ($) in this material change report are to United States dollars.

The Offering will be made by way of the Registration Statement and the Base Shelf Prospectus, each dated June 16, 2023. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, BMO Capital Markets will provide copies of the U.S. prospectus upon request by contacting BMO Capital Markets Corp. (Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, by telephone: (800) 4143627, or by email: bmoprospectus@bmo.com).

Net proceeds of the Offering, if any, together with the Company's current cash resources, will be used to fund the construction and development of the Company's Terronera Mine, to advance the evaluation and development of the Pitarrilla and Parral properties, to assess potential development stage mineral properties for acquisition, to fund the potential acquisition of other development stage mineral properties, for continued exploration on the Company's existing mineral properties and to add to the Company's working capital.

The Company will pay the Agents compensation, or allow a discount, of 2.00% of the gross sales price per Common Share sold under the Sales Agreement. Sales under the Sales Agreement remain subject to necessary regulatory approvals, including the approval of the TSX and the NYSE.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone: (604) 685-9775

Item 9. Date of Report

June 30, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to the anticipated Offering and the anticipated use of proceeds from the Offering. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as described in the section "Risk Factors" contained in the Company's most recent Form 40-F filed with the SEC and Annual Information Form filed with the Canadian securities regulatory authorities.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the conditions requiring the anticipated use of proceeds from the Offering to change, timing of, and ability to obtain, required regulatory approvals and general economic and regulatory changes. These forward-looking statements represent the Company's views as of the date of this report. There can be no assurance that forward-looking statements will prove to be accurate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. Readers should not place undue reliance on any forward-looking statements.  The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.